SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be included in statements filed pursuant to

Rules 13d-1(b), (c), and (d) and amendments thereto filed

pursuant to Rule 13d-2(b)

Magellan Petroleum Corporation

(Name of Issuer)

Common Stock, par value $0.01 (“Common Stock”)

(Title of Class of Securities)

559091301 (CUSIP Number)

July 10, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559091301

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Origin Energy Limited (ABN 30 000 051 696)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization AUSTRALIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 1,300,000 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,300,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,300,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.0%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Origin Energy Resources Ltd (ABN 66 007 845 338)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization AUSTRALIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 1,300,000 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,300,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,300,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.0%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Sagasco NT Pty Ltd (ABN 39 056 420 421)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization AUSTRALIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 1,300,000 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,300,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,300,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.0%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Sagasco Amadeus Pty Limited (ABN 18 056 420 396)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization AUSTRALIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 1,300,000 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,300,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,300,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.0%

12.	Type of Reporting Person (See Instructions) CO

Item	1(a). Name of Issuer:

          Magellan Petroleum Corporation (“MPC”)

Item	1(b). Address of Issuer’s Principal Executive Offices:

          c/o G&O’D Inc. Box 1146,

          Madison, Connecticut, USA,

          06443-1146

Item	2(a). Name of Person Filing:

          Origin Energy Limited (ABN 30 000 051 696)

          Origin Energy Resources Ltd (ABN 66 007 845 338)

          Sagasco NT Pty Ltd (ABN 39 056 420 421)

          Sagasco Amadeus Pty Limited (ABN 18 056 420 396) (“Sagasco”)

Item	2(b). Address of Principal Business Office or, if None, Residence:

          Level 39, AMP Centre,

          50 Bridge Street,

          Sydney NSW 2000

          Australia

Item	2(c). Citizenship:

          N/A

Item	2(d). Title of Class of Securities:

          Common Stock, par value $0.01 (the “Common Stock”)

Item	2(e). CUSIP Number:

          559091301

Item	3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item	4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer      identified in Item 1.

(a)	Amount beneficially owned: 1,300,000.[1]

(b)	Percent of class: approximately 5.0%.[2]

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

              0.

(ii)	Shared power to vote or to direct the vote

             1,300,000.

(iii)	Sole power to dispose or to direct the disposition of

              0.

(iv)       Shared power to dispose or to direct the disposition of

             1,300,000.

Item	5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of

[1]	Pursuant to a Share Sale Agreement between Sagasco and MPC, dated July 10, 2003 (the “Share Sale Agreement”), MPC agreed to issue to Sagasco 1,300,000 shares of Common Stock in exchange for the delivery by Sagasco to MPC of 1,200,000 shares of Magellan Petroleum Australia Limited, a majority owned subsidiary of MPC, subject to regulatory approval in Australia. Upon the closing of the Share Sale Agreement, MPC and Sagasco will enter into a Registration Rights Agreement with respect to the shares issued to Sagasco providing for the registration by MPC under the Securities Act of 1933 of the shares issued to Sagasco .

[2]	MPC advised Origin Energy Limited that the number of shares outstanding as of July 17, 2003, was 24,609,116. The 1,300,000 shares of Common Stock that Sagasco has the right to acquire represemts 5.28% of the shares of Common Stock currently outstanding and would represent 5.018% of the shares of Common Stock outstanding if the 1,300,000 shares of Common Stock were issued to Sagasco.

more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Exhibit 99.2.

Item 8.	Identification and Classification of Members of the Group.

N/A.

Item 9.	Notice of Dissolution of Group.

N/A.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 17, 2003

ORIGIN ENERGY LIMITED

By:	/s/ WILLIAM M. HUNDY
Name: Title:	William M Hundy Secretary

ORIGIN ENERGY RESOURCES LTD

By:	/s/ WILLIAM M. HUNDY
Name: Title:	William M Hundy Secretary

SAGASCO NT PTY LTD

By:	/s/ WILLIAM M. HUNDY
Name: Title:	William M Hundy Secretary

SAGASCO AMADEUS PTY LIMITED

By:	/s/ WILLIAM M. HUNDY
Name: Title:	William M Hundy Secretary

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement, dated July 17, 2003, among Origin Energy Limited, Origin Energy Resources Ltd, Sagasco NT Pty Ltd and Sagasco Amadeus Pty Limited.

99.2	Item 7 Information.